Exhibit 1

Warren E. Buffett

1440 Kiewit Plaza

Omaha, Nebraska 68131

Telephone: (402) 346-1400

August 30, 2012

Dear Susie, Howie and Peter:

It’s been six years since my pledge of 17,500,000 Berkshire B shares (adjusted for a 50 for 1 split) to each of your foundations.

I knew you would apply your considerable brains and energies in order to make the most of the funds from my gift. However, you have exceeded my high expectations. Your mother would be as proud of you as I am. I see her influence in what you are accomplishing.

I’ve decided, therefore, to double the original pledge that now stands at 12,220,852 B shares. On the new base of 24,441,704 pledged shares, I will distribute 1,222,085 shares to each of the three foundations next July with that amount decreasing at 5% per year subsequently.

Over time, I would expect the value of the annual distribution to average more than $100 million, though it will vary substantially from year to year. I’m confident you will use the money wisely, each in your own way.

Love,

Dad